

20010741   N

OMB APPROVAL
OMB Number: 3235-0123
Expires: August 31, 2020
Estimated average burden
hours per response......12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52364

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01-01-2019** AND ENDING **12-31-2019**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **MCMG Capital Advisors, Inc.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1021 East Cary Street, Suite 1150

OFFICIAL USE ONLY
FIRM I.D. NO.

(No. and Street)

VA   **23219**

(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey Harpel   717-249-8803

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dixon Hughes Goodman LLP

(Name – *if individual, state last, first, middle name*)

901 East Cary Street, Suite10 Richmond   **VA**   **23219**

(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Thomas Kelso, President_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __MCMG Capital Advisors, Inc._____ , as of __December 31_____ , 20__19____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None.

_____
Notary Public

_____
Signature

President
_____
Title

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

- [x] Independent Accountant's Report on Exemption Report
- [x] Exemption Report

Financial Statements
Year ended
December 31, 2019

MCMG Capital Advisors, Inc.

MCMG Capital Advisors, Inc.
Contents



DIXON HUGHES GOODMAN LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
MCMG Capital Advisors, Inc.

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of MCMG Capital Advisors, Inc. (the "Company") as of December 31, 2019, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the " financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information
The supplemental information contained on pages 11-12 has been subjected to audit procedures performed in conjunction with the audit of MCMG Capital Advisors, Inc.'s financial statements. The supplemental information is the responsibility of MCMG Capital Advisors, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Dixon Hughes Goodman LLP

Dixon Hughes Goodman LLP
We have served as the Company's auditor since 2007

Richmond, Virginia
February 25, 2020

MCMG Capital Advisors, Inc.

Statement of Financial Condition

December 31,	2019

Assets

Cash	$	1,336,072
Accounts receivable		44,266
Interest receivable		75
Settlement receivable (Note 5)		607,809
Prepaid expenses		6,484
Stockholder advance and receivable		7,556
Goodwill		20,303
Total Assets	$	2,022,565

Liabilities and Stockholders' Equity

Liabilities

Accounts payable and accrued expenses	24,275
Due to related party	244,417
Distribution payable	250,000
Deferred revenue	90,000
Stockholder redemption liability	178,381
Promissory note payable	235,759
Total liabilities	1,022,832

Commitments and contingencies (Notes 7, 9 and 10)

Stockholders' equity

Common stock		14
Retained earnings		999,719
Total stockholders' equity		999,733
	$	2,022,565

The accompanying notes are an integral part of these financial statements.

MCMG Capital Advisors, Inc.

Statement of Income

Year Ended December 31,	2019
Revenues	
Fee income	$ 7,332,665
Reimbursable expenses	70,174
Total Revenues	7,402,839
Operating expenses	
Commissions	4,131,902
Allocated general and administrative expenses - related party	1,848,302
Professional fees	455,125
Referral Fees	90,000
Taxes, licenses and permits	33,962
Miscellaneous	85,626
	6,644,917
Income from operations	757,921
Other income and expense	
Other income	900,000
Interest income	12,874
Interest expense	(12,029)
	900,845
Net income	$ 1,658,766

MCMG Capital Advisors, Inc.

Statement of Changes in Stockholders' Equity

Year Ended December 31, 2019

	Common Stock	Additional Paid-In Capital	Shareholder Notes Receivable	Retained Earnings	Total
Balance - December 31, 2018	$ 15	$ 11,879	$ (18,271)	$ 724,154	$ 717,777
Issuance of shares	-	1,316	-	-	1,316
Shareholder redemption	(1)	(13,195)	-	(183,202)	(196,397)
Repayment of notes receivable	-	-	18,271	-	18,271
Distributions	-	-	-	(1,200,000)	(1,200,000)
Net income	-	-	-	1,658,766	1,658,766
Balance - December 31, 2019	$ 14	$ -	$ -	$ 999,719	$ 999,733

MCMG Capital Advisors, Inc.

Statement of Cash Flows

Year Ended December 31,	2019
Cash flows from operating activities	
Net income	$ 1,658,766
Adjustments to reconcile to net cash from operating activities:	
Change in:	
Accounts receivable	(22,204)
Prepaid expenses	13,632
Interest receivable	2,272
Settlement receivable	(607,809)
Accounts payable and accrued expenses	(4,174)
Due to related party	149,562
Deferred Revenue	40,000
Net cash provided by operating activities	1,230,046
Cash flows from investing activities	
Repayment on advances to stockholders, net	(2,816)
Net cash used by investing activities	(2,816)
Cash flows from financing activities	
Repayment of notes payable	(195,249)
Payments of distributions on common stock	(931,729)
Net cash used in financing activities	(1,126,978)
Net increase in cash and cash equivalents	100,251
Cash - beginning of year	1,235,821
Cash - end of year	$ 1,336,072
Supplemental disclosure of cash flow information	
Cash paid for interest	$ 12,029
Supplemental disclosure of noncash investing and financing activities	
Stockholder redemption liability	$ 69,613
Stockholder notes receivable relieved with distributions	$ 18,271
Stockholder receivable issued for shares purchased	$ 1,316
Stockholder distribution payable	$ 250,000
Issuance of promissory note to stockholder for repurchase of common stock	$ 126,784

The accompanying notes are an integral part of these financial statements.

December 31, 2019

1. Organization and Nature of Business

MCMG Capital Advisors, Inc. (the "Company") is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company's principal office is located in Richmond, Virginia. The Company provides merger and acquisition consulting services primarily to privately held companies and assists with the placement of new offerings of debt and equity securities. The Company does not maintain custody of client funds or engage in firm trading, brokerage activities and securities underwriting.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company considers all highly liquid investments with a remaining maturity of three months or less at the time of purchase to be cash equivalents.

Goodwill

Goodwill represents the excess of the consideration transferred over the fair value of net assets acquired in a business combination. Goodwill is not amortized but rather tested for impairment at least annually. During the year ended December 31, 2019, no impairment losses were incurred as the Company concluded that goodwill was not impaired following the completion of its annual impairment review.

Concentration of Credit Risk

At times, the Company may have cash and cash equivalents at a financial institution in excess of insured limits. The Company places its cash and cash equivalents with high credit quality financial institutions whose credit rating is monitored by management to minimize credit risk. At December 31, 2019, cash exceeded federal insured limits by $1,086,072.

Revenue from Contracts with Customers

Disaggregation of fee income – The Company provides advisory services on mergers and acquisitions. The Company has determined that all performance obligations are satisfied at a point in time. Fee income can be disaggregated into commission fees, retainer fees, and reimbursable expenses.

Revenue for commission income is recognized at the point in time that performance under the arrangement is completed which is the closing date of the transaction. For the year ended December 31, 2019, fee income from commission fees was $6,732,665.

Retainer fees received from customers are recognized as stipulated within the contract terms and are based on the completion of services rendered prior to the marketing of the Company which typically occurs within four to six weeks of the signing of the contract. For the year ended December 31, 2019, fee income from retainer fees was $600,000.

The Company bills its customers for certain travel and other expenses incurred in accordance with the terms of its contracts. The Company records these reimbursements as revenue in the period in which the cost is incurred. For the year ended December 31, 2019, $70,174 of reimbursable expense is reported as revenue on the statement of income and the related costs incurred is included in miscellaneous expense.

Variable consideration – The nature of the Company's business gives rise to variable consideration, including commission income based on future contingent events. Variable consideration is included in the transaction price to the extent it is probable that a significant reversal of revenue will not occur when the uncertainty associated with the variable consideration is resolved.

Deferred revenue – Deferred revenue consists of billings to customers for retainer fees in excess of the related revenue recognized. As of December 31, 2019, deferred revenue was $90,000. The Company expects to recognize this balance as revenue upon the completion of services rendered prior to the marketing of the Company. Deferred revenue at December 31, 2018 of $50,000 was recognized during 2019 and included as part of retainer fees noted above.

Accounts and Notes Receivable

The Company carries its accounts and notes receivable net of an allowance for doubtful accounts. Accounts and note receivable balances are evaluated on a regular basis and allowances are provided for potentially uncollectible amounts based on management estimates. Allowance adjustments are charged to provision for bad debt expense in the period in which the related facts causing adjustment become known.

Commissions

Commissions are incurred and accrued at the time the related fee income is recognized.

Income Taxes

The Company, with the consent of its stockholders, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the stockholders of an S corporation are taxed on their proportionate share of the Company's taxable income. The Company files income tax returns in the U.S. federal jurisdiction and the states of Virginia, Maryland, Illinois and Texas. The Company has determined that it does not have any material unrecognized tax benefits or obligations as of December 31, 2019. Tax years ending on or after December 31, 2016 remain subject to examination by federal and state tax authorities.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 25, 2020, the date the financial statements were available to be issued.

3. **Net Capital Requirement**

The Company is subject to the Net Capital Rule of the Securities and Exchange Commission (SEC) Rule 15c3-1 (Rule). This Rule prohibits a broker-dealer from engaging in securities transactions when its

aggregate indebtedness exceeds 15 times its net capital, as those terms are defined in the Rule, and also provides that equity capital may not be withdrawn, or cash distributions paid, if the resulting net capital ratio would exceed 10 to 1. At December 31, 2019, the Company had net capital of $313,240, which was $245,051 in excess of its net capital requirement of $68,189. The Company's net capital ratio (ratio of aggregate indebtedness to net capital) was 3.27 to 1 as of December 31, 2019.

4. Stockholder Notes Receivable

During 2018, upon issuance of common shares, the Company issued promissory notes to three stockholders. The stockholders pledged the issued stock as collateral for the notes. Payments on the notes are due in three annual installments of principal plus interest at 6.5% beginning December 31, 2018. In the event the Company makes a non-tax shareholder distribution with respect to the pledged shares, the distribution shall be applied to the principal. During 2018, distributions of $36,547 were applied to the notes receivable. One stockholder made a principal payment of $5,506. The outstanding balance at December 31, 2018 was $18,271. During 2019, the remaining note balances of $18,271 were paid through distributions.

5. Settlement Receivable

During December 2019, the Company settled an arbitration dispute it had filed in July 2018 against a competitor. As part of the settlement, the Company was awarded $900,000 as full payment and satisfaction of any and all claims. Payment was received in January of 2020. The $900,000 is included in other income on the statement of income, and the settlement receivable is included on the statement of financial position net of attorney's fees of $292,191.

6. Capital Stock

Authorized capital stock of the Company consists of 10,000 shares of common stock, par value $0.01 per share. As of December 31, 2019, issued and outstanding shares were 1,390.170.

Effective December 31, 2019, a distribution of $250,000 was declared and recorded as a distribution payable.

7. Stockholder Redemption

During the year ended December 31, 2017, the Company and one of its stockholders entered into a stockholder redemption and separation agreement whereby the stockholder's equity in the Company would be redeemed in exchange for a historical promissory note (Note 8), and an earn-out note based on future earnings before interest, taxes, depreciation and amortization ("EBITDA", a non-GAAP financial measure). The earn-out note, per the agreement's provisions, is based on one times the average of EBITDA for the three years following the stock redemption not to exceed $414,831. Based on the Company's EBITDA for 2017, 2018 and 2019, the earn-out liability is estimated to be $178,381 and is recorded as a stockholder redemption liability on the statement of financial condition at December 31, 2019. The earn-out note is payable in 33 equal monthly principal payments of $5,405 plus 6.75% interest with the initial payment due on September 15, 2020. Annual future maturities are as follows:

2020	21,622
2021	64,866
2022	64,866
2023	27,027

$178,381

The agreement also calls for the stockholder to be paid a referral fee for future referrals made to the Company and the stockholder shall also be paid for future consulting services provided to the Company. In addition, the

stockholder may be eligible for commissions and originating fees on certain transactions that close subsequent to the redemption agreement. Costs attributable to these services are recognized when considered probable and estimable, which is generally when incurred. There were no such transactions during 2019.

On December 31, 2019, the Company and one of its stockholders entered into a stockholder redemption agreement whereby the stockholder's equity in the Company would be redeemed in exchange for a historical promissory note (Note 8), plus an amount equal to and an earn-out note based on EBITDA. The earn-out note, per the agreement's provisions, is based on one times the average of EBITDA for the three years following the stock redemption (2020, 2021, 2022). As these amounts relate to future periods and are currently unknown, no accrual has been recognized as of December 31, 2019.

8. Notes Payable

Notes payable consist of the following at December 31, 2019:

A $276,554 note payable in 36 monthly installments through 2020 with principal payments of $7,682 and interest of 6%; secured by the stock of the Company and an Unconditional Guarantee agreement (Note 10); balance of $38,410 at December 31, 2019.

A $126,784 note payable in 36 monthly installments through 2022 with principal payments of $3,522 and interest of 6.75%; secured by the stock of the Company and an Unconditional Guarantee agreement (Note 10); balance of $126,784 at December 31, 2019.

Effective December 31,2017, the Company became obligated for a $194,024 earn-out note with a former stockholder based on a related stockholder redemption and separation agreement. The earnout note is payable in 33 monthly equal payments of $5,880 plus 6% interest; secured by the stock of the Company and an Unconditional Guarantee agreement (Note 10); balance of $70,565 at December 31, 2019.

Maturities on notes payable for future years ending December 31 are as follows:

2020	151,237
2021	42,261
2022	42,261
	$235,759

9. Related Party Transactions

The Company has an expense sharing agreement with an affiliated company, Matrix Capital Markets Group, Inc. ("MCMG"), which is owned and controlled by the stockholders of the Company. The expense sharing agreement requires the Company to reimburse MCMG for expenses requested by the Company and paid on their behalf. Expenses covered under the expense sharing agreement include outside labor, salaries, taxes, insurance, credit reports, subscriptions, travel expenses, rent, postage, office supplies, accounting and legal services, and other general administrative and office expenses. During 2019, the Company recorded $1,848,302 of allocable expenses payable to MCMG as a result of this expense sharing agreement. At December 31, 2019, amounts due to related party of $244,417 represent the remaining reimbursable expenses payable to MCMG.

The Company is a joint tenant with MCMG under an operating lease agreement for their Richmond, Virginia office location. Rent expense under this lease is allocated monthly to the Company by MCMG under the terms of the Expense Sharing Agreement. Future minimum commitments under this lease agreement are $110,963 for 2020.

On January 1, 2019, the Company adopted Accounting Standards Update ("ASU") 2016-02, *Leases* (Topic 842). The objective of this ASU, along with several related ASUs issued subsequently, is to increase transparency and comparability between organizations that enter into lease agreements. For lessees, the key difference of the new standard from the previous guidance (Topic 840) is the recognition of a right-of-use (ROU) asset and lease liability on the balance sheet. The most significant change is the requirement to recognize ROU assets and lease liabilities for leases classified as operating leases. The standard requires disclosures to meet the objective of enabling users of financial statements to assess the amount, timing, and uncertainty of cash flows arising from leases. As part of the transition to the new standard, the Company was required to measure and recognize leases that existed at January 1, 2019 using a modified retrospective approach and chose to adopt the new guidance at the effective date without adjusting the financial statements. The adoption of Topic 842 and evaluation by the Company, resulted in the conclusion that payments made by the Company related to their joint lease agreement are considered variable, therefore excluded from recognition as an operating ROU asset and lease liability.

10. Commitments

The Company guarantees notes payable by its stockholders to a former stockholder. The balance of these notes at December 31, 2019 was $30,392.

The historical notes payable and the earn-out note (Note 8) are secured by an Issuance of Shares agreement and have an Unconditional Guaranty agreement with MCMG. Under the Unconditional Guarantee agreement, MCMG and the Company collectively guarantee all historical and earn-out notes of both companies. MCMG's historical and earn-out notes payable were $414,140 at December 31, 2019.

11. Contingencies – Litigation

The Company may be involved in various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of its business activities. Management believes that any net liability (not covered by insurance) that may ultimately result from the resolution of any ongoing matters will not have a material adverse effect on the financial condition or results of operation of the Company.

12. Subsequent Events

On January 1, 2020, the Company issued 73.167 common shares to 3 stockholders. The Company received $115,656 and issued promissory notes to two stockholders totaling $62,197. The stockholders pledged the issued stock as collateral for the notes. Payments on the notes are due in three annual installments of principal plus interest at 6.75% beginning December 31, 2020. In the event the Company makes a non-tax shareholder distribution with respect to the pledged shares, the distribution shall be applied to the principal.

*****

Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934

December 31,	2019
Shareholders' equity	
Shareholders' equity qualified for net capital	$ 999,733
Subordinated liabilities	
Liabilities subordinated to claims of general creditors	-
Total capital and allowable subordinated liabilities	$ 999,733
Nonallowable assets and miscellaneous capital charges	
Other assets	686,493
Net capital	$ 313,240
Amounts included in total liabilities which represent aggregate indebtedness	$ 1,022,832
Minimum net capital required (the greater of $5,000 or 6-2/3% of aggregate indebtedness)	.$ 68,189
Net capital in excess of minimum requirements	$ 245,051
Ratio of aggregate indebtedness to net capital	3.27

Note :   There are no material differences between the preceding computation and the Company's corresponding unaudited FOCUS Report part IIA of form X-17A-5 as of December 31, 2019.

Additional Notes

December 31, 2019

**Computation for Determination of Reserve Requirements and Information
Relating to the Possession or Control Requirements Under SEC Rule 15c3-3**

The Company is exempt from reserve requirements and possession or control requirements
under Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that Rule.

MCMG Capital Advisors, Inc.

Exemption Report

MCMG Capital Advisors, Inc. (the "Company") (SEC file number 8-52364), is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provision of 17 C.F.R. §240.15c3-3 (k): (2)(i).

(2) The Company met the identified exemption provision in 17 C.F.R. §240.15c3-3 (k) throughout the most recent fiscal year ended December 31, 2019, without exception.

MCMG Capital Advisors, Inc.

I, Thomas E. Kelso, President, swear (or affirm), that, to my best knowledge and belief, this Exemption Report is true and correct.

_____   _2/5/2020_____

Thomas E. Kelso, President   Date



DIXON HUGHES GOODMAN LLP

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
MCMG Capital Advisors, Inc.
Richmond, Virginia

We have reviewed management's statements, included in the accompanying Exemption Report Pursuant to Exchange Act 19a-5(d)(4) for the year ending December 31, 2019 in which (1) MCMG Capital Advisors, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which MCMG Capital Advisors, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) MCMG Capital Advisors, Inc. stated that MCMG Capital Advisors, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. MCMG Capital Advisors, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about MCMG Capital Advisors, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Dixon Hughes Goodman LLP

Richmond, Virginia
February 25, 2020


DIXON HUGHES GOODMAN LLP

Report of Independent Registered Public Accounting Firm on Applying Agreed Upon Procedures

Board of Directors and Stockholders
MCMG Capital Advisors, Inc.
Richmond, Virginia

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by MCMG Capital Advisors, Inc. and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of MCMG Capital Advisors, Inc. (the "Company") for the year ended December 31, 2019, solely to assist you and SIPC in evaluating MCMG Capital Advisors, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2019 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Dixon Hughes Goodman LLP

Richmond, Virginia
February 25, 2020

15

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended **12/31/2019**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
9*9*******1526********************MIXED AADC 220
52364   FINRA    DEC
MCMG CAPITAL ADVISORS INC
TWO JAMES CENTER
1021 E CARY ST STE 1150
RICHMOND, VA 23219-4051
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ _11,018.31_

   B. Less payment made with SIPC-6 filed (**exclude interest**)   (_3,143.70_)

     _7/23/19_
     Date Paid

   C. Less prior overpayment applied   (_—_)

   D. Assessment balance due or (overpayment)   _7,874.61_

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum   _—_

   F. Total assessment balance and interest due (or overpayment carried forward) $ _7,874.61_

   G. **PAYMENT:** √ the box
     Check mailed to P.O. Box ☑   Funds Wired ☐   ACH ☐ $ _7,874.61_
     Total (must be same as F above)

   H. Overpayment carried forward $(_—_)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

MCMG Capital Advisors, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the _18_ day of _February_, 20 _20_.

Controller
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
       Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2019**
and ending **12/31/2019**

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ **8,315,713**

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. —

(2) Net loss from principal transactions in securities in trading accounts. —

(3) Net loss from principal transactions in commodities in trading accounts. —

(4) Interest and dividend expense deducted in determining item 2a. —

(5) Net loss from management of or participation in the underwriting or distribution of securities. —

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. —

(7) Net loss from securities in investment accounts. —

Total additions —

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. —

(2) Revenues from commodity transactions. —

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. —

(4) Reimbursements for postage in connection with proxy solicitation. —

(5) Net gain from securities in investment accounts. —

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. —

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). —

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

__Litigation Settlement__ <900,000>
(Deductions in excess of $100,000 require documentation)
Dollar for Dollar reimbursement <70,174>

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ —

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ —

Enter the greater of line (i) or (ii) —

Total deductions <970,174>

2d. SIPC Net Operating Revenues $ **7,345,539**

2e. General Assessment @ .0015 $ **11,018.31**

(to page 1, line 2.A.)

2

MCMG CAPITAL ADVISORS, INC.

Member FINRA, SIPC

February 25, 2020

Securities and Exchange Commission
Division of Trading and Markets
Mail Stop 7010
100 F Street, NE
Washington, D.C. 20549

Re;   MCMG Capital Advisors, Inc.
      Sec File Number 8-52364

To Whom It May Concern:

Enclosed is a copy of MCMG Capital Advisors, Inc.'s Financial Statements for the year ended December 31, 2019.

Sincerely,

Yolanda Williams
Controller